Exhibit 99.1

Kenon announces updates on discussions on a potential sale of IC Power's businesses in Latin America

Singapore, October 26, 2017. In July 2017, Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon"), announced that it has been approached by, and received indicative, non-binding offers from, parties looking to acquire some or all of the businesses of Kenon's subsidiary IC Power Ltd. ("IC Power") in Latin America and the Caribbean.

Kenon today announces that it is in advanced discussions with a top-tier financial investor with Latin American power sector holdings with the intention of agreeing the terms of a sale of IC Power's assets in Latin America and the Caribbean.

Such a transaction, if agreed and consummated, would be consistent with Kenon's strategy to realize the value of its businesses for its shareholders, which may include monetization of its businesses. There is no assurance that such discussions will result in any sale agreement, and if a sale agreement is executed, it will be subject to customary closing conditions.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Kenon's consideration of and discussions relating to a sale of some or all of its businesses in Latin America and the Caribbean. These statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to a potential sale of some or all of IC Power's businesses in Latin America and the Caribbean, including the terms and conditions of any such sale and the risk that no sale is agreed or consummated and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.